Interim Report 3/2005

hannover re®

KEY FIGURES
of the Hannover Re Group

Figures in EUR million	2005					2004		
	1.1.–30.6.	1.7.–30.9.	+/- previous year	1.1.–30.9.	+/- previous year	1.7.–30.9. [1]	1.1.–30.9. [1]	31.12.
Results								
Gross written premiums	4 830.7	2 505.4	+5.1%	7 336.1	+2.2%	2 384.2	7 179.5	
Net premiums earned	3 674.6	1 922.6	(2.8%)	5 597.3	+2.9%	1 977.3	5 438.3	
Net underwriting result	(87.8)	(580.8)	+279.6%	(668.6)	+173.2%	(153.0)	(244.8)	
Net investment income [2]	511.1	314.3	+51.8%	825.4	+8.3%	207.0	762.1	
Operating profit (EBIT)	346.8	(283.0)	(968.0%)	63.8	(84.4%)	32.6	408.0	
Group net income (after tax)	246.2	(184.2)	+804.7%	61.9	(67.6%)	(20.4)	191.1	
Balance sheet								
Policyholders' surplus	4 769.1			4 517.8	+6.2%		4 287.0	4 172.2
Total shareholders' equity	2 855.9			2 608.1	+3.3%		2 516.6	2 525.2
Minority interests	543.5			544.6	+2.5%		529.3	531.3
Hybrid capital	1 369.7			1 365.1	+22.4%		1 241.1	1 115.7
Investments (including funds held by ceding companies)	27 755.0			28 348.1	+12.6%		24 512.4	25 167.5
Total assets	39 487.2			41 190.9	+13.7%		36 161.0	36 223.7
Share								
Earnings per share (diluted) in EUR	2.04	(1.53)		0.51		(0.17)	1.58	
Book value per share in EUR	23.68			21.62			20.87	20.93
Ratios								
Combined ratio (property and casualty reinsurance)	96.7%	143.6%		113.0%			96.7%	
Retention	82.5%	75.6%		80.2%		79.0%	77.3%	
Return on investment	4.3%	5.1%		4.6%		3.7%	4.5%	
EBIT margin [3]	9.4%	(14.7%)		1.1%		1.7%	7.5%	
Return on equity (after tax)	18.3%	(27.0%)		3.1%		(3.3%)	10.4%	

[1] US GAAP
[2] Incl. expense on funds withheld and contract deposits
[3] Operating profit (EBIT)/net premiums earned

Wilhelm Zeller
Chairman of the
Executive Board



Dear shareholders,
Ladies and Gentlemen,

While the third quarter of last year was already notable for the impact of severe hurricanes, the reporting period witnessed even more devastating natural disasters. Hurricane "Katrina" will go down in history as the most expensive insured loss of all time: this event alone inflicted a burden on the insurance industry currently estimated at USD 50 billion. For Hannover Re "Katrina" means net loss expenditure before tax of about EUR 330 million. Hurricane "Rita", which followed a mere four weeks later, will result in a strain of around EUR 140 million for our account. We have constituted an additional global IBNR reserve of EUR 200 million for the two hurricanes. Even before these losses the third quarter had already been affected by a number of major claims that exhausted the total expectation for the entire year. Bearing in mind that we faced an exceptional major loss burden in the amount of EUR 893,7 million as at 30 September 2005, and in view of the additional strain in the order of EUR 150 million from hurricane "Wilma" in the fourth quarter, the fact that we will likely be able to post at least a balanced result throughout the year 2005 is ultimately a testament to the good diversification and quality of our portfolio.

Before turning to other details of your company's business development, I would like to say a few words about a change in this quarterly report: as you are doubtless aware, Hannover Re – as a listed company – is required to report on the basis of IFRS (International Financial Reporting Standards) with effect from its 2005 annual report onwards. In order to give you an early indication as to how this transition will affect your company's annual financial statement, we decided to compile the interim accounts as at 30 September 2005 in accordance with IFRS. All in all, this changeover will have only a minimal impact on the result, since the underwriting items remain largely unchanged. Although there are some new features in the recognition of investments and certain other balance sheet items, comparability with the corresponding period of the previous year is essentially unaffected.

I would now like to discuss the development of our portfolio broken down into our four strategic business groups:

Our largest and most important business group, *property and casualty reinsurance*, incurred a historically unprecedented burden of natural catastrophe losses. The combined ratio as at 30 September nevertheless stood at just 113.0 % – a clear reflection of the high quality of the underlying business. Although this year's result is unsatisfactory, the major

losses will also have a positive effect: even more so than in the previous year, the recent loss events will leave their mark on prices and conditions – especially in natural catastrophe and marine reinsurance – and thereby help us to recoup this loss expenditure.

Life and health reinsurance continues to develop according to plan. The premium growth generated again derived from an increased volume of new business, most notably in life and annuity insurance in Germany and the United Kingdom.

As anticipated, *financial reinsurance* showed a further drop in premium income. This was due primarily to the steady decline in demand for surplus relief contracts as well as doubts among some clients about the handling of financial reinsurance products. It nevertheless remains our assumption that there will be a demand for these products in the future; uncertainties surrounding further regulatory requirements should be resolved in the coming months.

As I reported to you in the context of our semi-annual results, in our *specialty insurance* business group we have taken the next logical step in the restructuring measures initiated at our US subsidiary Clarendon Insurance Group in 2002 by setting in motion the company's transformation into a specialty insurer for profitable niche business. This transformation is moving forward as planned. Expenses associated with the run-off of non-renewed programs still constitute a burden, however. In common with other large American insurers Clarendon was impacted by the hurricanes in the USA, albeit only to a minimal extent.

I am largely satisfied with the performance of our *investments*; the sustained strong underwriting cash flows offset the continuing very low level of interest rates. We responded to the favourable trend on equity markets by taking substantial profits, and on balance the third quarter therefore closed with an improved investment performance.

The movement in our share price gave no grounds for satisfaction in the third quarter. The stock market responded to the heavy hurricane losses with significant price markdowns on insurance stocks, and the Hannover Re share consequently fell well short of its highest point of the year to date. We were nevertheless able to hold our ground against our internal benchmark, the weighted "ABN Amro Rothschild Global Reinsurance Index".

I would like to thank you – as always also on behalf of my colleagues on the Executive Board – most sincerely for your trust. Our paramount concern will always be to lead your company on a profitable and secure basis.

Yours sincerely

Wilhelm Zeller
Chairman of the Executive Board

BOARDS AND OFFICERS
of Hannover Re

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl [1][2] Hannover	Chairman
Dr. Paul Wieandt [2] Hof/Saale	Deputy Chairman
Herbert K. Haas [1][2] Burgwedel	
Karl Heinz Midunsky Munich	
Ass. jur. Otto Müller [3] Hannover	
Ass. jur. Renate Schaper-Stewart [3] Lehrte	
Dipl.-Ing. Hans-Günter Siegerist [3] Nienstädt	
Dr. Klaus Sturany [1] Essen	
Bodo Uebber Stuttgart	

Executive Board (Vorstand)

Wilhelm Zeller Burgwedel	Chairman
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

[1] Member of the Standing Committee
[2] Member of the Balance Sheet Committee
[3] Staff representative

THE HANNOVER RE SHARE

In the third quarter the German stock market maintained its clearly favourable trend. The German stock index (Dax) closed at 5,044 points on 30 September 2005 and touched a new high for the year of 5,049 during the quarter. This was equivalent to a gain of 18.5% compared to 31 December 2004.

What is more, mid-caps stood out from the capital market as a whole in an exceptionally positive light: as at the end of the third quarter the MDax (+32.2%) again outstripped all benchmark indices. The CDax for Insurance Stocks (+14.0%) as well as the EuroStoxx 50 (+16.7%) and Dow Jones (-2.5%) all lagged well behind the MDax.

The Hannover Re share was unable to sustain the good development of the first two quarters. Although our share showed a marginally positive tendency of +0.2% in the period from 31 December 2004 to 30 September 2005 to reach a price of EUR 28.80, it fell 13.5 percentage points short of its highest point in the year to date (EUR 32.69). The key factors in this third-quarter performance were the devastating hurricanes in the southern United States. The unusually intense hurricane season initially caused concern on the capital market. Nevertheless, Hannover Re's good portfolio diversification and the new business potential opened up by the losses gave the Hannover Re share some fresh impetus, and by 31 October 2005 it had already rallied from its lowest point of the year.

Performance of the Hannover Re share compared with standard benchmark indices



in %
135
130
125
120
115
110
105
100
95
90
3 January 2005
11 January 2005
23 January 2005
4 February 2005
16 February 2005
28 February 2005
12 March 2005
24 March 2005
5 April 2005
17 April 2005
29 April 2005
11 May 2005
23 May 2005
4 June 2005
16 June 2005
28 June 2005
10 July 2005
22 July 2005
3 August 2005
15 August 2005
27 August 2005
8 September 2005
20 September 2005
30 September 2005
Hannover Re share
Dax
CDax for insurance stocks
MDax

Even in this difficult year the Hannover Re share has hitherto asserted itself against our internal benchmark index, the weighted "ABN Amro Rothschild Global Reinsurance Index". As at the end of the quarter the annual performance of our share was 2.4 percentage points better than the index.

Analysts currently put the price target for the Hannover Re share at around EUR 32 on average. Given its present price of roughly EUR 30, the price/earnings (P/E) ratio based on the consensus profit estimate for 2006 is around 8. As at 30 September, 17 of the 33 analysts listed in Bloomberg (i. e. 51.5%) recommended the Hannover Re share as a "buy".

The Hannover Re share in comparison with the AA Global Reinsurance Index



in %
120
115
110
105
100
95
90
3 January 2005
11 January 2005
23 January 2005
4 February 2005
16 February 2005
28 February 2005
12 March 2005
24 March 2005
5 April 2005
17 April 2005
29 April 2005
11 May 2005
23 May 2005
4 June 2005
16 June 2005
28 June 2005
10 July 2005
22 July 2005
3 August 2005
15 August 2005
27 August 2005
8 September 2005
20 September 2005
30 September 2005
Hannover Re share
AA Global Reinsurance Index

The AA Global Reinsurance Index combines all listed reinsurers worldwide. Our strategic objective is to achieve an increase in the share price which on a three-year moving average surpasses the performance of this benchmark.

Share information

Figures in EUR	30.9.2005 [1]	2004 [2]	2003 [2]	2002 [2]	2001 [2]	2000 [2]
Earnings per share (diluted)	0.51	2.56	3.24	2.75	0.11	4.13
Dividend per share	–	1.00	0.95	0.85	–	0.77 [3]
Corporation-tax credit	–	–	–	–	–	0.36
Gross dividend	–	1.00	0.95	0.85	–	1.21 [4]

[1] IFRS
[2] US GAAP
[3] On each fully paid-up no-par-value registered share for the year 2000
[4] Incl. bonus of EUR 0.08

International Securities Identification Number (ISIN):	DE 000 840 221 5
Shareholding structure:	Talanx AG: 51.2% Free float: 48.8%
Common shares as at 30 September 2005:	EUR 120,597,134.00
Number of shares as at 30 September 2005:	120,597,134 no-par-value registered shares
Market capitalisation as at 30 September 2005:	EUR 3,473.2 million

Adoption of International Financial Reporting Standards (IFRS)

In the consolidated financial statement for 2005 we shall fully apply International Financial Reporting Standards (IFRS) for the first time. In order to provide our shareholders with a better indication as to how this will affect our financial reporting, we have decided to compile this report as at 30 September 2005 on the basis of IFRS.

Since a final accounting standard governing the recognition of insurance contracts has not yet been issued for insurers, Hannover Re's entire technical account continues to be based on US GAAP. The currently applicable provisions (IFRS 4 "Insurance Contracts") represent the outcome of Phase I of the International Accounting Standards Board's Insurance Contracts Project and are transitional arrangements until the IASB specifies how insurance contracts are to be recognised upon completion of Phase II.

This also explains why we consider it justifiable and sensible in this financial statement to compare the figures for the third quarter of 2005 determined according to applicable IFRS standards with the US GAAP figures for the third quarter of 2004. Significant differences exist, most notably, in the recognition and measurement of investments and investment income, the translation of foreign currencies, the recognition of minority interests in net income and shareholders' equity and the segmental reporting (with the addition of a column for consolidation). Direct comparison with the position as at year-end 2004 revealed that the transition to the new accounting standards had only a minimal effect on profit and shareholders' equity. The differences are in the range of the low double-digit millions.

In view of the fact that we shall be publishing the consolidated financial statement as at 31 December 2005 as IFRS first-time adopters pursuant to IFRS 1 "First-time Adoption of International Financial Reporting Standards", the results as at 30 September 2005 provide a direct pointer to the position at year-end. By bringing forward the transition in this way we would like to prepare all interested readers for the impending change in our accounting and hence offer the greatest possible level of transparency.

Business development

The development of our business to date has been overshadowed by a major loss incidence far in excess of the average – in both the first and most strikingly the third quarter. Our property and casualty reinsurance business group has been hardest hit. Even taken in isolation, hurricane "Katrina" – the most expense (catastrophe) loss ever suffered by the insurance industry – produced a pre-tax burden of around EUR 310 million for Hannover Re; hurricane "Rita" cost our company roughly EUR 130 million. Before the two hurricanes reached the US mainland they caused considerable damage to the oilrigs located in the Gulf of Mexico. These "offshore" losses – as was demonstrated by hurricane "Ivan" last year – cannot be reliably quantified until some time later. In addition to the reserves established for individual treaties, we have therefore constituted a global IBNR reserve of EUR 200 million for such losses arising out of "Katrina" and "Rita". All in all, the net burden of major losses incurred by Hannover Re as at 30 September 2005 stood at EUR 893.7 million. At the same time, however, we enjoyed excellent profitability in the rest of our property and casualty reinsurance business, which to some extent offset this loss expenditure.

Gross written premiums in total business amounted to EUR 7.3 billion (previous year: EUR 7.2 billion) as at 30 September 2005; this corresponds to growth of 2.2% compared to the same period of the previous year. Exchange-rate effects were not significant in the third quarter. The level of retained premiums rose by a further 2.9 percentage points year-on-year to reach 80.2%. Net premiums climbed by 2.9% to EUR 5.6 billion (EUR 5.4 billion).

Investment income improved by 8.3% to EUR 825.4 million (EUR 762.1 million) thanks to increased profit-taking on equities. Despite the strains from major losses the operating profit

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl [1)2)] Hannover	Chairman
Dr. Paul Wieandt [2)] Hof/Saale	Deputy Chairman
Herbert K. Haas [1)2)] Burgwedel	
Karl Heinz Midunsky Munich	
Ass. jur. Otto Müller [3)] Hannover	
Ass. jur. Renate Schaper-Stewart [3)] Lehrte	
Dipl.-Ing. Hans-Günter Siegerist [3)] Nienstädt	
Dr. Klaus Sturany [1)] Essen	
Bodo Uebber Stuttgart	

Executive Board (Vorstand)

Wilhelm Zeller Burgwedel	Chairman
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

1) Member of the Standing Committee
2) Member of the Balance Sheet Committee
3) Staff representative

THE HANNOVER RE SHARE

In the third quarter the German stock market maintained its clearly favourable trend. The German stock index (Dax) closed at 5,044 points on 30 September 2005 and touched a new high for the year of 5,049 during the quarter. This was equivalent to a gain of 18.5% compared to 31 December 2004.

What is more, mid-caps stood out from the capital market as a whole in an exceptionally positive light: as at the end of the third quarter the MDax (+32.2%) again outstripped all benchmark indices. The CDax for Insurance Stocks (+14.0%) as well as the EuroStoxx 50 (+16.7%) and Dow Jones (-2.5%) all lagged well behind the MDax.

The Hannover Re share was unable to sustain the good development of the first two quarters. Although our share showed a marginally positive tendency of +0.2% in the period from 31 December 2004 to 30 September 2005 to reach a price of EUR 28.80, it fell 13.5 percentage points short of its highest point in the year to date (EUR 32.69). The key factors in this third-quarter performance were the devastating hurricanes in the southern United States. The unusually intense hurricane season initially caused concern on the capital market. Nevertheless, Hannover Re's good portfolio diversification and the new business potential opened up by the losses gave the Hannover Re share some fresh impetus, and by 31 October 2005 it had already rallied from its lowest point of the year.

Performance of the Hannover Re share compared with standard benchmark indices



in %
135
130
125
120
115
110
105
100
95
90
3 January 2005
11 January 2005
23 January 2005
4 February 2005
16 February 2005
28 February 2005
12 March 2005
24 March 2005
5 April 2005
17 April 2005
29 April 2005
11 May 2005
23 May 2005
4 June 2005
16 June 2005
28 June 2005
10 July 2005
22 July 2005
3 August 2005
15 August 2005
27 August 2005
8 September 2005
20 September 2005
30 September 2005
Hannover Re share
Dax
CDax for insurance stocks
MDax

Even in this difficult year the Hannover Re share has hitherto asserted itself against our internal benchmark index, the weighted "ABN Amro Rothschild Global Reinsurance Index". As at the end of the quarter the annual performance of our share was 2.4 percentage points better than the index.

Analysts currently put the price target for the Hannover Re share at around EUR 32 on average. Given its present price of roughly EUR 30, the price/earnings (P/E) ratio based on the consensus profit estimate for 2006 is around 8. As at 30 September, 17 of the 33 analysts listed in Bloomberg (i. e. 51.5%) recommended the Hannover Re share as a "buy".

The Hannover Re share in comparison with the AA Global Reinsurance Index


in %
120
115
110
105
100
95
90
3 January 2005
11 January 2005
23 January 2005
4 February 2005
16 February 2005
28 February 2005
12 March 2005
24 March 2005
5 April 2005
17 April 2005
29 April 2005
11 May 2005
23 May 2005
4 June 2005
16 June 2005
28 June 2005
10 July 2005
22 July 2005
3 August 2005
15 August 2005
27 August 2005
8 September 2005
20 September 2005
30 September 2005
Hannover Re share
AA Global Reinsurance Index

The AA Global Reinsurance Index combines all listed reinsurers worldwide. Our strategic objective is to achieve an increase in the share price which on a three-year moving average surpasses the performance of this benchmark.

Share information

Figures in EUR	30.9.2005 [1]	2004 [2]	2003 [2]	2002 [2]	2001 [2]	2000 [2]
Earnings per share (diluted)	0.51	2.56	3.24	2.75	0.11	4.13
Dividend per share	–	1.00	0.95	0.85	–	0.77[3]
Corporation-tax credit	–	–	–	–	–	0.36
Gross dividend	–	1.00	0.95	0.85	–	1.21[4]

[1] *IFRS*
[2] *US GAAP*
[3] *On each fully paid-up no-par-value registered share for the year 2000*
[4] *Incl. bonus of EUR 0.08*

International Securities Identification Number (ISIN):	DE 000 840 221 5
Shareholding structure:	Talanx AG: 51.2% Free float: 48.8%
Common shares as at 30 September 2005:	EUR 120,597,134.00
Number of shares as at 30 September 2005:	120,597,134 no-par-value registered shares
Market capitalisation as at 30 September 2005:	EUR 3,473.2 million

MANAGEMENT REPORT

Adoption of International Financial Reporting Standards (IFRS)

In the consolidated financial statement for 2005 we shall fully apply International Financial Reporting Standards (IFRS) for the first time. In order to provide our shareholders with a better indication as to how this will affect our financial reporting, we have decided to compile this report as at 30 September 2005 on the basis of IFRS.

Since a final accounting standard governing the recognition of insurance contracts has not yet been issued for insurers, Hannover Re's entire technical account continues to be based on US GAAP. The currently applicable provisions (IFRS 4 "Insurance Contracts") represent the outcome of Phase I of the International Accounting Standards Board's Insurance Contracts Project and are transitional arrangements until the IASB specifies how insurance contracts are to be recognised upon completion of Phase II.

This also explains why we consider it justifiable and sensible in this financial statement to compare the figures for the third quarter of 2005 determined according to applicable IFRS standards with the US GAAP figures for the third quarter of 2004. Significant differences exist, most notably, in the recognition and measurement of investments and investment income, the translation of foreign currencies, the recognition of minority interests in net income and shareholders' equity and the segmental reporting (with the addition of a column for consolidation). Direct comparison with the position as at year-end 2004 revealed that the transition to the new accounting standards had only a minimal effect on profit and shareholders' equity. The differences are in the range of the low double-digit millions.

In view of the fact that we shall be publishing the consolidated financial statement as at 31 December 2005 as IFRS first-time adopters pursuant to IFRS 1 "First-time Adoption of International Financial Reporting Standards", the results as at 30 September 2005 provide a direct pointer to the position at year-end. By bringing forward the transition in this way we would like to prepare all interested readers for the impending change in our accounting and hence offer the greatest possible level of transparency.

Business development

The development of our business to date has been overshadowed by a major loss incidence far in excess of the average – in both the first and most strikingly the third quarter. Our property and casualty reinsurance business group has been hardest hit. Even taken in isolation, hurricane "Katrina" – the most expense (catastrophe) loss ever suffered by the insurance industry – produced a pre-tax burden of around EUR 310 million for Hannover Re; hurricane "Rita" cost our company roughly EUR 130 million. Before the two hurricanes reached the US mainland they caused considerable damage to the oilrigs located in the Gulf of Mexico. These "offshore" losses – as was demonstrated by hurricane "Ivan" last year – cannot be reliably quantified until some time later. In addition to the reserves established for individual treaties, we have therefore constituted a global IBNR reserve of EUR 200 million for such losses arising out of "Katrina" and "Rita". All in all, the net burden of major losses incurred by Hannover Re as at 30 September 2005 stood at EUR 893.7 million. At the same time, however, we enjoyed excellent profitability in the rest of our property and casualty reinsurance business, which to some extent offset this loss expenditure.

Gross written premiums in total business amounted to EUR 7.3 billion (previous year: EUR 7.2 billion) as at 30 September 2005; this corresponds to growth of 2.2% compared to the same period of the previous year. Exchange-rate effects were not significant in the third quarter. The level of retained premiums rose by a further 2.9 percentage points year-on-year to reach 80.2%. Net premiums climbed by 2.9% to EUR 5.6 billion (EUR 5.4 billion).

Investment income improved by 8.3% to EUR 825.4 million (EUR 762.1 million) thanks to increased profit-taking on equities. Despite the strains from major losses the operating profit

Key figures for specialty insurance

Figures in EUR million	2005				2004 [1]
	1.1.–30.6.	1.7.–30.9.	1.1.–30.9.	+/- previous year	1.1.–30.9.
Gross written premiums	821.0	515.2	1 336.1	(16.9)%	1 608.1
Net premiums earned	413.1	152.0	565.1	(27.9)%	783.6
Underwriting result	8.1	(56.2)	(48.1)	(52.8)%	(101.8)
Net investment income	18.2	16.8	35.0	(11.7)%	39.6
Operating profit (EBIT)	26.8	(41.9)	(15.1)	(81.8)%	(82.9)
Net income (after tax)	19.4	(26.6)	(7.1)	(85.5)%	(49.4)
Earnings per share in EUR	0.16	(0.22)	(0.06)	(85.5)%	(0.41)
Retention	44.4%	34.2%	40.4%		43.2%
Combined ratio	98.0%	137.0%	108.5%		113.0%

[1] *US GAAP after elimination of intra-Group transactions across segments*

Net investment income

European equity markets outstripped the bellwether US market with a very strong performance. On the bond and long-term debt markets in Europe yields on ten-year government bonds declined, while in the USA interest rates climbed. Despite the continued defensive posture of our fixed-income portfolio our investment performance as at 30 September 2005 was in line with our planning. Write-downs taken on securities were again only marginal at EUR 11.4 million, compared with EUR 22.7 million in the same period of the previous year. In the area of fixed-income securities we continued to emphasise above all high quality and liquidity. As at the end of March 2005 we had increased the modified duration of our bond portfolio – principally in the US sector – to 3.6 (31 December 2004: 3.2), a figure that had risen again to 3.9 by the end of September 2005. The assets under own management grew to EUR 18.8 billion (EUR 16.0 billion) thanks to the inflow of cash from the technical account and more than offset the reduced average yields on the overall portfolio. Ordinary income therefore improved on the previous year to EUR 733.8 million (EUR 721.1 million). We responded to the very favourable trend on equity markets with increased profit-taking and slightly reduced our equity allocation to 6.8%. The balance of profits realised on the disposal of investments increased from EUR 94.4 million to EUR 137.9 million. The profit contribution from extraordinary income was correspondingly higher than in the same period of the previous year. Net investment income improved by 8.3% year-on-year to EUR 825.4 million (EUR 762.1 million).

Outlook for the full 2005 financial year

Following on from hurricanes "Katrina" and "Rita" in the third quarter, the fourth quarter brought another severe hurricane by the name of "Wilma". We expect a net loss burden from this event in the order of EUR 150 million. This will place a strain on the performance of the fourth quarter and will probably leave only a break-even result at year-end.

In *property and casualty reinsurance* the market climate has changed dramatically in the wake of the recent hurricanes. Demand for catastrophe and marine reinsurance is sharply higher, with the result that market prospects have brightened still further and sustained premium growth can be expected. Judging also by the general tone of the annual meetings of reinsurers held in Monte Carlo, Baden-Baden and the USA, the 2005/2006 round of treaty renewals should leave scope for improved rates and conditions in virtually all lines of property and casualty reinsurance in the coming year. Especially in natural catastrophe business and marine reinsurance – the two lines hardest hit by the hurricanes – we expect an appreciable double-digit rate increase. Hannover Re is optimally positioned to derive maximum opportunistic benefit from these advantageous market conditions.

In *life and health reinsurance* we anticipate double-digit premium growth in the original currency, deriving principally from Germany, the United Kingdom and Asian markets. All in all, we are looking forward to a gratifying increase in profitability.

Premium income in *financial reinsurance* is likely to contract by a double-digit percentage margin. Net income will probably come in somewhat lower, but should still be highly attractive. It is our assumption that demand for financial reinsurance products will stabilise in the coming year, thanks in part to the hardening market in property and casualty reinsurance.

Gross and net premiums in *specialty insurance* will be lower than in the previous year. The active portfolio is already exhibiting substantially stronger profitability than the programs in run-off. It remains to be seen, however, whether this will produce a positive result in the current year. Whatever the case, the restructuring activities at the Clarendon Insurance Group are progressing according to plan.

The anticipated positive underwriting cash flow is likely to promote continued expansion of the asset volume. With stronger profit-taking than expected, *net investment income* should also come in higher.

In light of the enormous burden of major losses and bearing in mind the anticipated development of our individual business groups and the general economic climate, we currently expect group net income to come in balanced at year-end. This forecast is subject to the proviso that the fourth quarter is spared any further exceptional major losses and that there are no significant adverse movements on capital markets.

QUARTERLY REPORT

of the Hannover Re Group

CONSOLIDATED BALANCE SHEET

as at 30 September 2005

Figures in EUR thousand	2005 [1]	2004 [1]
Assets	**30.9.**	**31.12.**
Fixed-income securities – held to maturity	469 923	480 503
Fixed-income securities – loans and receivables	938 834	654 946
Fixed-income securities – available for sale	14 215 795	11 771 045
Fixed-income securities – at fair value through profit or loss	107 429	97 078
Equity securities – available for sale	1 270 477	1 100 568
Other trading	–	2 482
Real estate	210 700	205 755
Other invested assets	728 471	640 224
Short-term investments	495 793	550 671
Cash	371 312	481 051
Total investments and cash under own management	18 808 734	15 984 323
Funds held	9 290 608	8 965 291
Contract deposits	248 803	217 904
Total investments	28 348 145	25 167 518
Reinsurance recoverables on unpaid claims	5 094 669	4 163 138
Reinsurance recoverables on benefit reserve	95 290	101 634
Prepaid reinsurance premiums	465 909	489 085
Reinsurance recoverables on other reserves	3 203	9 903
Deferred acquisition costs	2 277 751	1 994 273
Accounts receivable	3 609 698	3 122 762
Goodwill	191 082	173 315
Other assets	1 096 331	995 215
Accrued interest and rent	8 793	6 840
	41 190 871	36 223 683

[1] *Figures: IFRS*

Figures in EUR thousand	2005 [1]	2004 [1]
Liabilities	**30.9.**	**31.12.**
Loss and loss adjustment expense reserve	20 914 458	18 247 706
Benefit reserves	5 699 137	5 277 529
Unearned premium reserve	2 224 132	1 825 914
Provisions for contingent commissions	209 296	172 218
Funds held	1 196 461	955 636
Contract deposits	2 199 998	1 720 898
Reinsurance payable	1 924 548	1 707 775
Other liabilities	413 423	372 588
Taxes	120 701	150 928
Provision for deferred taxes	1 665 712	1 539 669
Long-term debts	1 470 254	1 196 341
Total liabilities	38 038 120	33 167 202
Shareholders' equity		
Common shares	120 597	120 597
Nominal value 120 597 Authorised capital 60 299		
Additional paid-in capital	724 562	724 562
Common shares and additional paid-in capital	845 159	845 159
Cumulative comprehensive income		
Unrealised appreciation/depreciation of investments	242 843	190 389
Cumulated foreign currency translation adjustment	48 344	(41 409)
Accumulated other comprehensive income	(1 491)	(1 597)
Total comprehensive income	289 696	147 383
Retained earnings	1 473 255	1 532 611
Shareholders' equity before minorities	2 608 110	2 525 153
Minorities	544 641	531 328
Total shareholders' equity	3 152 751	3 056 481
	41 190 871	36 223 683

CONSOLIDATED STATEMENT OF INCOME

for the period 1 January to 30 September 2005

Figures in EUR thousand	2005		2004 [1]	
	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.
Gross written premiums	2 505 381	7 336 116	2 384 136	7 179 459
Ceded written premiums	610 491	1 456 064	501 764	1 631 167
Change in gross unearned premiums	50 876	(212 244)	53 070	(134 291)
Change in ceded unearned premiums	(23 134)	(70 551)	41 838	24 308
Net premiums earned	1 922 632	5 597 257	1 977 280	5 438 309
Ordinary investment income [2]	248 359	733 792	199 780	721 067
Realised gains on investments	100 815	198 724	21 536	123 647
Realised losses on investments	23 185	60 869	10 330	29 223
Unrealised gains and losses on investments	4 810	6 745	11 734	12 913
Total depreciation, impairments and appreciation of investments	4 345	15 886	4 004	28 160
Other investment expenses	12 182	37 107	11 736	38 153
Net investment income	314 272	825 399	206 980	762 091
Other technical income	319	6 277	(1 477)	3 825
Total revenues	2 237 223	6 428 933	2 182 783	6 204 225
Claims and claims expenses	1 892 056	4 460 237	1 530 395	4 054 304
Change in policy benefits for life and health contracts	128 261	233 645	50 926	144 947
Commission and brokerage	412 312	1 348 639	469 117	1 239 464
Other acquisition costs	2 930	12 575	1 185	4 519
Other technical expenses	15 698	44 404	15 679	59 663
Administrative expenses	52 457	172 625	61 475	184 001
Total technical expenses	2 503 714	6 272 125	2 128 777	5 686 898
Other income and expenses	(16 488)	(93 021)	(21 330)	(109 281)
Operating profit/loss (EBIT)	(282 979)	63 787	32 676	408 046
Interest on hybrid capital	20 540	54 644	18 696	50 118
Net income before taxes	(303 519)	9 143	13 980	357 928
Taxes	(115 266)	(61 195)	14 559	105 053
Net income	(188 253)	70 338	(579)	252 875
thereof				
Minority interest on profit and loss	(4 033)	8 402	19 783	61 767
Group net income	(184 220)	61 936	(20 362)	191 108

[1] Previous year's figures: US GAAP
[2] Incl. expense on funds withheld and contract deposits

Figures in EUR thousand	2005		2004 [1]	
	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.
Other comprehensive income				
Net unrealised appreciation/ depreciation of investments	(37 668)	52 454	66 268	(22 554)
Cumulative foreign currency translation adjustments	(34 569)	89 753	(18 036)	47 260
Other comprehensive income	89	106	5 126	11 107
Total	(260 401)	212 651	52 779	288 688

Earnings per share				
Earnings per share in EUR	(1.53)	0.51	(0.17)	1.58

CASH FLOW STATEMENT

as at 30 September 2005

Figures in EUR thousand	2005	2004 [1]
	1.1.–30.9.	1.1.–30.9.
I. Cash flow from operating activities		
Consolidated net income (after tax) [2]	70 338	252 875
Appreciation/depreciation	27 585	37 944
Net realised gains and losses on investments	(137 855)	(94 424)
Amortisation of investments	3 943	6 934
Changes in funds held	457 206	(499 443)
Net changes in contract deposits	409 589	383 090
Changes in prepaid reinsurance premiums (net)	281 855	123 684
Changes in tax assets/provisions for taxes	(118 406)	4 901
Changes in benefit reserves (net)	199 262	271 874
Changes in claims reserves (net)	525 800	610 742
Changes in deferred acquisition costs	(211 186)	(205 267)
Changes in other technical provisions	29 604	77 690
Changes in clearing balances	(100 967)	537 294
Changes in other assets and liabilities (net)	41 321	88 173
Cash flow from operating activities	1 478 089	1 596 067
II. Cash flow from investing activities		
Fixed-income securities – held to maturity		
Maturities	26 323	46 763
Purchases	(18 751)	(29 250)
Fixed-income securities – loans and receivables		
Maturities, sales	486 320	–
Purchases	(758 490)	–
Fixed-income securities – available for sale		
Maturities, sales	5 388 167	4 571 454
Purchases	(6 957 414)	(5 903 312)
Fixed-income securities – at fair value through profit or loss		
Maturities, sales	10 189	–
Purchases	(13 347)	–
Equity securities – available for sale		
Sales	864 178	247 421
Purchases	(841 470)	(499 227)
Other invested assets		
Sales	40 191	85 613
Purchases	(73 219)	(62 863)
Affiliated companies and participating interests		
Sales	13 828	3 544
Purchases	(838)	(14 700)
Real estate		
Purchases	(255)	(654)
Short-term investments		
Changes	104 320	(144 388)
Other changes (net)	(12 305)	(21 193)
Cash flow from investing activities	(1 742 573)	(1 720 792)

[1] *Previous year's figures: US GAAP*
[2] *Net income including minority interests*

Figures in EUR thousand	2005	2004 [1]
	1.1.–30.9.	1.1.–30.9.
III. Cash flow from financing activities		
Dividend paid	(141 584)	(114 567)
Changes in notes payable	260 097	447 416
Other changes	2 981	(16 052)
Cash flow from financing activities	121 494	316 797
IV. Exchange rate differences on cash	33 251	8 135
Change in cash and cash equivalents (I.+II.+III.+IV.)	(109 739)	200 207
Cash and cash equivalents at the beginning of the period	481 051	386 134
Change in cash and cash equivalents according to cash flow statement	(109 739)	200 207
Cash and cash equivalents at the end of the period	371 312	586 341
Income taxes	(44 456)	(42 559)
Interest paid	(138 162)	(74 174)

SEGMENTAL REPORT

as at 30 September 2005

The segments are shown after consolidation of internal transactions within the individual segment, but before consolidation across the segments. This is reported separately in the "Consolidation" column.

Segmentation of underwriting assets and liabilities

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	2005 [1]	2004 [1]	2005 [1]	2004 [1]
	30.9.	31.12.	30.9.	31.12.
Assets				
Prepaid reinsurance premiums	74 983	77 944	680	1 429
Deferred acquisition costs	278 188	211 615	1 891 154	1 688 940
Reinsurance recoverables on benefit reserve	–	–	95 290	101 634
Reinsurance recoverables on incurred claims and others	2 369 448	1 492 976	173 643	90 239
Funds held by ceding companies	181 176	161 804	6 526 179	5 706 555
Total underwriting assets	2 903 795	1 944 339	8 686 946	7 588 797
Liabilities				
Loss and loss adjustment expense reserve	12 018 965	9 161 851	1 272 592	1 054 320
Policy benefits for life and health contracts	–	–	5 699 137	5 277 529
Unearned premium reserves	1 304 527	964 304	20 508	26 047
Other technical provisions	116 872	106 671	47 732	33 294
Funds held under reinsurance contracts	581 101	557 880	340 792	153 395
Total	14 021 465	10 790 706	7 380 761	6 544 585

[1] *Figures: IFRS*

Financial reinsurance		Specialty insurance		Consolidation		Total	
2005 [1]	2004 [1]	2005 [1]	2004 [1]	2005 [1]	2004 [1]	2005 [1]	2004 [1]
30.9.	31.12.	30.9.	31.12.	30.9.	31.12.	30.9.	31.12.
392	1 797	434 911	454 533	(45 057)	(46 618)	465 909	489 085
20 617	14 828	87 792	78 890	–	–	2 277 751	1 994 273
–	–	–	–	–	–	95 290	101 634
199 997	508 314	2 769 675	2 430 105	(414 891)	(348 593)	5 097 872	4 173 041
2 573 354	3 084 639	11 935	12 293	(2 036)	–	9 290 608	8 965 291
2 794 360	3 609 578	3 304 313	2 975 821	(461 984)	(395 211)	17 227 430	15 723 324
–	–	–	–	–	–	–	–
3 994 919	4 834 860	4 048 603	3 538 168	(420 621)	(341 493)	20 914 458	18 247 706
–	–	–	–	–	–	5 699 137	5 277 529
128 467	58 305	815 106	823 871	(44 476)	(46 613)	2 224 132	1 825 914
34 826	24 491	9 286	7 762	580	–	209 296	172 218
–	–	274 568	257 510	–	(13 149)	1 196 461	955 636
4 158 212	4 917 656	5 147 563	4 627 311	(464 517)	(401 255)	30 243 484	26 479 003

SEGMENTAL REPORT

as at 30 September 2005

Segmental statement of income

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	2005	2004 [1]	2005	2004 [1]
	1.1.–30.9	1.1.–30.9	1.1.–30.9	1.1.–30.9
Gross written premiums	3 649 699	3 295 070	1 755 403	1 497 127
Net premiums earned	2 825 191	2 483 102	1 655 076	1 372 564
Net investment income	385 692	295 784	200 868	142 426
Claims and claims expenses	2 555 640	1 857 448	1 008 644	804 734
Change in policy benefits for life and health contracts	–	–	(233 645)	(144 947)
Commission and brokerage and other technical income/expenses	567 450	466 313	497 657	469 426
Administrative expenses	70 432	77 226	42 908	43 067
Other income and expenses	(49 655)	(83 815)	(4 982)	839
Operating profit/loss (EBIT)	(32 294)	294 084	68 108	53 655
Interest on hybrid capital	–	–	–	–
Net income before taxes	(32 294)	294 084	68 108	53 655
Taxes	(71 218)	93 434	18 007	21 483
Net income	38 924	200 650	50 101	32 172
thereof				
Minority interest on profit and loss	5 226	47 917	3 123	3 375
Group net income	33 698	152 733	46 978	28 797

[1] *Previous year's figures: US GAAP*

Financial reinsurance		Specialty insurance		Consolidation		Total	
2005	2004 [1]	2005	2004 [1]	2005	2004 [1]	2005	2004 [1]
1.1.–30.9	1.1.–30.9	1.1.–30.9	1.1.–30.9	1.1.–30.9	1.1.–30.9	1.1.–30.9	1.1.–30.9
687 618	884 424	1 336 113	1 608 134	(92 717)	(105 296)	7 336 116	7 179 459
564 850	798 182	565 145	783 621	(13 005)	840	5 597 257	5 438 309
192 583	246 700	34 988	39 611	11 268	37 570	825 399	762 091
486 558	738 886	423 924	653 481	(14 529)	(245)	4 460 237	4 054 304
–	–	–	–	–	–	(233 645)	(144 947)
205 796	197 810	131 208	170 091	(2 770)	(3 819)	1 399 341	1 299 821
4 346	3 914	58 069	61 855	(3 130)	(2 061)	172 625	184 001
(1 933)	165	(2 008)	(20 713)	(34 443)	(5 757)	(93 021)	(109 281)
58 800	104 437	(15 076)	(82 908)	(15 751)	38 778	63 787	408 046
–	–	–	–	54 644	50 118	54 644	50 118
58 800	104 437	(15 076)	82 908	(70 395)	(11 340)	9 143	357 928
12 146	27 812	(7 938)	(33 537)	(12 192)	(4 139)	(61 195)	105 053
46 654	76 625	(7 138)	(49 371)	(58 203)	(7 201)	70 338	252 875
53	10 475	–	–	–	–	8 402	61 767
46 601	66 150	(7 138)	(49 371)	(58 203)	(7 201)	61 936	191 108

NOTES

1. General accounting principles

Hannover Rückversicherung AG (Hannover Re) belongs to Talanx AG, which in turn is wholly owned by HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). HDI is obliged to prepare consolidated annual accounts in accordance with §§ 341 i ff. of the German Commercial Code (HGB). The annual financial statements of Hannover Re and its subsidiaries are included in these consolidated annual accounts. Under § 291 Para. 3 No. 1 of the German Commercial Code (HGB), amended version, the consolidated annual accounts of the parent company no longer release Hannover Re from its obligation to compile a consolidated financial statement.

Pursuant to EU Directive 1606/2002 Hannover Re is required to prepare its consolidated financial statement for the 2005 financial year in accordance with the International Financial Reporting Standards (IFRS) approved for use in the European Union and will do so for the first time as at 31 December 2005. Hannover Re has decided to apply key principles of these standards to the present consolidated quarterly accounts as at 30 September 2005 in order to provide at this early stage an indication of the changes that are to be expected. In accordance with IFRS 1 the consolidated annual report for the financial year ending 31 December 2005 will include detailed notes on the transition from US GAAP to IFRS and an explanation of the affected income and shareholders' equity items.

The consolidated financial statement for the 2004 financial year as well as the interim reports in 2004 and for the first and second quarters of 2005 were drawn up in compliance with United States Generally Accepted Accounting Principles (US GAAP). In order to facilitate comparison all figures presented in this report for the previous year that refer to the consolidated balance sheet as at 31 December 2004 have been reconciled with IFRS. Insofar as the comparative data refer to items in the statement of income for the third quarter of the previous year, they are based on the figures calculated under US GAAP.

Since 2002 the standards adopted by the International Accounting Standards Board (IASB) have been referred to as "International Financial Reporting Standards (IFRS)"; the standards dating from earlier years still bear the name "International Accounting Standards (IAS)". Standards are cited in our Notes accordingly; unless the Notes make explicit reference to a particular standard, both terms are used synonymously.

The quarterly results of reinsurance enterprises, including those of Hannover Re, are for various reasons not a reliable indicator of the results for the financial year as a whole. Losses from natural disasters and other catastrophic losses impact the result of the reporting period in which they occur. Furthermore, belatedly reported claims for major loss events can also lead to substantial fluctuations in individual quarterly results. Gains and losses on the disposal of investments are accounted for in the quarter in which the investments are sold.

2. Accounting principles and significant implications of the transition to IFRS

The quarterly accounts of the consolidated companies included in the consolidated financial statement were drawn up as at 30 September 2005.

In addition to the individual requirements of specific standards, the basic procedure for the transition to IFRS is set out in IFRS 1 "First-time Adoption of International Financial Reporting Standards". IFRS 1 contains optional and compulsory exceptions from the basic principle that all effective IFRS are to be

applied retrospectively, i. e. as if the financial statements had always been prepared in accordance with current IFRS.

The significant options and implications are discussed below.

Cumulative translation differences

IAS 21 "The Effects of Changes in Foreign Exchange Rates" requires that translation adjustments arising on the translation of the financial statements of foreign consolidated entities be recognised as a separate component of shareholders' equity in the consolidated financial statement. In conformity with US GAAP this portion of shareholders' equity is to be derecognised in the statement of income upon disposal of a consolidated entity. Under the optional exemptions of IFRS 1 par .21 and 1 par .22, all translation differences arising on consolidation of foreign consolidated entities may – in a departure from the basic standard – be realised outside the statement of income in the opening IFRS balance sheet. Hannover Re has applied the exemption.

Foreign currency transactions in the separate financial statements of consolidated entities are translated into the reporting currency at the rate of exchange on the date of the transaction. The recognition of the resulting translation gains and losses is determined by the nature of the underlying balance sheet item. While translation differences on monetary items are directly reported in profit or loss in the period of their occurrence, translation differences on non-monetary items are first recognised outside the statement of income in a separate component of shareholders' equity and are only realised in profit or loss upon settlement of the underlying transaction.

Investments

IAS 39 "Financial Instruments: Recognition and Measurement", version applicable to the 2005 financial year, requires that value adjustments be made if objective evidence suggests that the purchase cost cannot be realised. Under IAS 39 a significant or lasting decrease in current value below purchase cost constitutes objective evidence for value adjustment.

Hannover Re has therefore adopted the revised applicability criteria and considers securities to be impaired under IAS 39 if their current value falls below purchase cost by at least 20% or for at least nine months. Under US GAAP a security is deemed to be impaired if its current value was consistently below 80% of purchase cost during the previous six months.

In conformity with US GAAP, IAS 39.69 prohibits the reversal of impairment losses on securities to the statement of income once unscheduled depreciation has been taken. In contrast to US GAAP, adjustment of the cost basis is not an option for impaired securities. Securities whose current value has fallen below historical cost are to be tested for impairment in each reporting period using the criteria defined by Hannover Re. If a security is to be considered as impaired on the basis of these criteria, IAS 39.68 requires that a value adjustment be recognised on each reporting date in the amount of the current value less historical cost and less prior value adjustments.

For further remarks the reader is referred to Section 4.1 "Investments including revenues and expenses".

Insurance contracts

In March 2004 the IASB published IFRS 4 "Insurance Contracts". The first standard governing the accounting of insurance contracts, it also applies to reinsurance contracts and divides the "Insurance Contracts" project into two phases. IFRS 4 represents the outcome of Phase I and serves as a transitional arrangement until the IASB publishes a standard for the measurement of insurance contracts after completion of Phase II.

Hannover Re has applied the standard to the 2005 financial year. In this context, in conformity with the basic rules of IFRS 4 and the IFRS Framework, Hannover Re is availing itself of the option of retaining the previously used accounting policies for underwriting items (US GAAP).

Minority interests

In contrast to US GAAP, IAS 1 "Presentation of Financial Statements" requires that the minority interests be reported separately within Group shareholders' equity. Whereas under US GAAP the minority interest in the year-end result reduces the consolidated net income or loss, under IFRS this item is to be shown separately after the consolidated result in the form of a "thereof" note.

3. Consolidated companies and consolidation principles

Consolidated companies

DSP Deutsche-Senior-Partner AG, Bonn, which was established in the 2004 financial year, was included in the consolidated financial statement for the first time in the first quarter of the 2005 financial year using the equity basis of accounting.

Effective April 2005 Hannover Re Sweden Insurance Company Ltd., which has been inactive since the 2002 financial year, is no longer included in the scope of Hannover Re's consolidation.

Within the scope of two capital increases for non-cash contributions Hannover Re transferred its shares in Hannover Re (Bermuda) Ltd. and Hannover Reinsurance (Ireland) Ltd. to Hannover Rück Beteiligung Verwaltungs-GmbH effective 25 August 2005 and 29 August 2005 respectively.

Zweite Hannover Rück Beteiligung Verwaltungs-GmbH was established on 9 September 2005. The company was included in the consolidated financial statement for the first time in the third quarter of 2005. Hannover Re contributed the share capital of the company in kind through the transfer of its shares in Hannover Life Reassurance (Ireland) Ltd.

Capital consolidation

The capital consolidation complies with the standards of IAS 27 "Consolidated and Separate Financial Statements". Subsidiaries are consolidated as soon as Hannover Re acquires a majority voting interest or de facto controlling influence. Under the "purchase accounting" method the purchase costs of the parent company are netted with the proportionate shareholders' equity of the subsidiary at the time when it is first included in the consolidated financial statement after the revaluation of all assets and liabilities. After recognition of all acquired intangible assets that in accordance with IFRS 3 "Business Combinations" are to be accounted for separately from goodwill, the difference between the revalued shareholders' equity of the

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as available for sale as well as their estimated fair value

30.9.2005

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Estimated fair value
Available for sale					
Government debt securities of EU member states	1 528 299	13 891	2 464	19 572	1 559 298
US treasury notes	2 500 077	7 554	37 298	21 524	2 491 857
Other foreign government debt securities	310 594	4 076	1 016	1 744	315 398
Debt securities of semi-governmental entities	3 420 369	40 223	31 951	48 583	3 477 224
Corporate securities	3 745 709	85 688	30 166	59 999	3 861 230
Asset-backed securities	1 770 788	21 183	10 154	19 197	1 801 014
From investment funds	670 786	31 104	2 463	10 347	709 774
	13 946 622	203 719	115 512	180 966	14 215 795
Equity securities					
Shares	202 584	36 820	327	–	239 077
From investment funds	888 583	142 891	74	–	1 031 400
	1 091 167	179 711	401	–	1 270 477
Short-term investments	495 396	–	–	397	495 793
Total	15 533 185	383 430	115 913	181 363	15 982 065

31.12.2004

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Estimated fair value
Available for sale					
Government debt securities of EU member states	1 571 588	10 689	2 025	28 083	1 608 335
US treasury notes	1 847 026	1 808	17 816	10 607	1 841 625
Other foreign government debt securities	212 817	4 006	276	3 519	220 066
Debt securities of semi-governmental entities	2 644 163	31 251	16 230	32 454	2 691 638
Corporate securities	3 335 079	80 716	13 716	56 225	3 458 304
Asset-backed securities	1 312 963	26 223	3 385	16 842	1 352 643
From investment funds	574 169	19 844	5 546	9 967	598 434
	11 497 805	174 537	58 994	157 697	11 771 045
Equity securities					
Shares	260 888	13 966	809	–	274 045
From investment funds	749 390	77 237	104	–	826 523
	1 010 278	91 203	913	–	1 100 568
Short-term investments	549 202	–	–	1 469	550 671
Total	13 057 285	265 740	59 907	159 166	13 422 284

Estimated fair value before accrued interest and accrued interest on financial assets at fair value through profit or loss as well as their estimated fair value

30.9.2005

Figures in EUR thousand	Estimated fair value before accrued interest	Accrued interest	Estimated fair value
Financial assets at fair value through profit or loss			
Debt securities of semi-governmental entities	8 923	128	9 051
Corporate securities	93 508	711	94 219
Asset-backed securities	4 140	19	4 159
Total	106 571	858	107 429

31.12.2004

Figures in EUR thousand	Estimated fair value before accrued interest	Accrued interest	Estimated fair value
Financial assets at fair value through profit or loss			
Debt securities of semi-governmental entities	9 150	171	9 321
Corporate securities	82 724	454	83 178
Asset-backed securities	4 560	19	4 579
Total	96 434	644	97 078

As at 30 September 2005 Hannover Re did not hold a trading portfolio. The fair value of the trading portfolio as at 31 December 2004 was EUR 2,482 thousand. These financial instruments reported in the previous year under derivatives consisted of index options which have since been terminated.

Investment income

Figures in EUR thousand	2005	2004 [1]
	30.9.	30.9.
Real estate	15 634	17 831
Dividends	23 569	24 529
Interest income on fixed-income securities	431 672	399 974
interest income/expense on funds withheld and contract deposits	252 455	271 417
Other income	10 462	7 316
Ordinary investment income	733 792	721 067
Realised gains on investments	198 724	123 647
Realised losses on investments	60 869	29 223
Unrealised gains and losses	6 745	12 913
Impairments/depreciation on real estate	4 464	5 432
Impairments on equity securities	6 498	13 185
Impairments on fixed-income securities	382	2 852
Impairments on participations	4 542	6 691
Other investment expenses	37 107	38 153
Total investment income	825 399	762 091

1) Previous year's figures: US GAAP

4.2 Staff

The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 2,049 (31 December 2004: 2,009). Of this number, 835 were employed in Germany in the year under review and 1,214 were employed at the consolidated Group companies abroad.

4.3 Shareholders' equity and minority interests

Shareholders' equity is shown as a separate component of the financial statement in accordance with IAS 1 "Presentation of Financial Statements" and subject to IAS 32 "Financial Instruments: Disclosure and Presentation" in conjunction with IAS 39 "Financial Instruments: Recognition and Measurement". The change in shareholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items not recognised in the statement of income.

Minority interests are established in accordance with the shares held by companies outside the Group in the shareholders' equity of the subsidiaries.

Authorised capital of up to EUR 60,299 thousand is available with a time limit of 31 May 2009. New, no-par-value registered shares may be issued on one or more occasions for contributions in cash or kind. Of the total amount, up to EUR 1,000 thousand may be used to issue employee shares. In addition, conditional capital of up to EUR 48,500 thousand is available. It can be used to grant shares to holders of convertible and warrant bonds and has a time limit of 13 November 2007.

Consolidated statement of changes in shareholders' equity

30.9.2005

Figures in EUR thousand	Balance as at 1 January	Change in the current period less deferred taxes	Change in retained earnings	Group shareholders' equity	Minority interests	Group shareholders' equity incl. minority interests
Common shares	120 597	–	–	120 597		
Additional paid-in capital	724 562	–	–	724 562		
Cumulative comprehensive income	147 383	142 313	–	289 696		
Retained earnings	1 532 611	–	–	1 532 611		
Net income	–	–	61 936	61 936		
Dividends paid	–	–	(121 721)	(121 721)		
Other changes	–	–	429	429		
Total	2 525 153	142 313	(59 356)	2 608 110	544 641	3 152 751

30.9.2004[1)]

Figures in EUR thousand	Balance as at 1 January	Change in the current period less deferred taxes	Change in retained earnings	Group shareholders' equity	Minority interests	Group shareholders' equity incl. minority interests
Common shares	120 597	–	–	120 597		
Additional paid-in capital	724 562	–	–	724 562		
Cumulative comprehensive income	(202 761)	35 813	–	(166 948)		
Retained earnings	1 762 252	–	–	1 762 252		
Net income	–	–	191 108	191 108		
Dividends paid	–	–	(114 567)	(114 567)		
Other changes	–	–	(368)	(368)		
Total	2 404 650	35 813	76 173	2 516 636	529 334	3 045 970

1) Previous year's figures: US GAAP

4.4 Treasury shares

IAS 1 requires separate disclosure of treasury shares in shareholders' equity. By a resolution of the Annual General Meeting of Hannover Rückversicherung AG adopted on 14 June 2005, the company was authorised until 30 November 2006 to acquire treasury shares of up to 10% of the share capital existing on the date of the resolution. The company did not hold treasury shares at any time during the reporting period.

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as available for sale as well as their estimated fair value

30.9.2005

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Estimated fair value
Available for sale					
Government debt securities of EU member states	1 528 299	13 891	2 464	19 572	1 559 298
US treasury notes	2 500 077	7 554	37 298	21 524	2 491 857
Other foreign government debt securities	310 594	4 076	1 016	1 744	315 398
Debt securities of semi-governmental entities	3 420 369	40 223	31 951	48 583	3 477 224
Corporate securities	3 745 709	85 688	30 166	59 999	3 861 230
Asset-backed securities	1 770 788	21 183	10 154	19 197	1 801 014
From investment funds	670 786	31 104	2 463	10 347	709 774
	13 946 622	203 719	115 512	180 966	14 215 795
Equity securities					
Shares	202 584	36 820	327	–	239 077
From investment funds	888 583	142 891	74	–	1 031 400
	1 091 167	179 711	401	–	1 270 477
Short-term investments	495 396	–	–	397	495 793
Total	15 533 185	383 430	115 913	181 363	15 982 065

31.12.2004

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Estimated fair value
Available for sale					
Government debt securities of EU member states	1 571 588	10 689	2 025	28 083	1 608 335
US treasury notes	1 847 026	1 808	17 816	10 607	1 841 625
Other foreign government debt securities	212 817	4 006	276	3 519	220 066
Debt securities of semi-governmental entities	2 644 163	31 251	16 230	32 454	2 691 638
Corporate securities	3 335 079	80 716	13 716	56 225	3 458 304
Asset-backed securities	1 312 963	26 223	3 385	16 842	1 352 643
From investment funds	574 169	19 844	5 546	9 967	598 434
	11 497 805	174 537	58 994	157 697	11 771 045
Equity securities					
Shares	260 888	13 966	809	–	274 045
From investment funds	749 390	77 237	104	–	826 523
	1 010 278	91 203	913	–	1 100 568
Short-term investments	549 202	–	–	1 469	550 671
Total	13 057 285	265 740	59 907	159 166	13 422 284

Estimated fair value before accrued interest and accrued interest on financial assets at fair value through profit or loss as well as their estimated fair value

30.9.2005

Figures in EUR thousand	Estimated fair value before accrued interest	Accrued interest	Estimated fair value
Financial assets at fair value through profit or loss			
Debt securities of semi-governmental entities	8 923	128	9 051
Corporate securities	93 508	711	94 219
Asset-backed securities	4 140	19	4 159
Total	106 571	858	107 429

31.12.2004

Figures in EUR thousand	Estimated fair value before accrued interest	Accrued interest	Estimated fair value
Financial assets at fair value through profit or loss			
Debt securities of semi-governmental entities	9 150	171	9 321
Corporate securities	82 724	454	83 178
Asset-backed securities	4 560	19	4 579
Total	96 434	644	97 078

As at 30 September 2005 Hannover Re did not hold a trading portfolio. The fair value of the trading portfolio as at 31 December 2004 was EUR 2,482 thousand. These financial instruments reported in the previous year under derivatives consisted of index options which have since been terminated.

Investment income

Figures in EUR thousand	2005	2004 [1]
	30.9.	30.9.
Real estate	15 634	17 831
Dividends	23 569	24 529
Interest income on fixed-income securities	431 672	399 974
interest income/expense on funds withheld and contract deposits	252 455	271 417
Other income	10 462	7 316
Ordinary investment income	733 792	721 067
Realised gains on investments	198 724	123 647
Realised losses on investments	60 869	29 223
Unrealised gains and losses	6 745	12 913
Impairments/depreciation on real estate	4 464	5 432
Impairments on equity securities	6 498	13 185
Impairments on fixed-income securities	382	2 852
Impairments on participations	4 542	6 691
Other investment expenses	37 107	38 153
Total investment income	825 399	762 091

1) Previous year's figures: US GAAP

4.2 Staff

The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 2,049 (31 December 2004: 2,009). Of this number, 835 were employed in Germany in the year under review and 1,214 were employed at the consolidated Group companies abroad.

4.3 Shareholders' equity and minority interests

Shareholders' equity is shown as a separate component of the financial statement in accordance with IAS 1 "Presentation of Financial Statements" and subject to IAS 32 "Financial Instruments: Disclosure and Presentation" in conjunction with IAS 39 "Financial Instruments: Recognition and Measurement". The change in shareholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items not recognised in the statement of income.

Minority interests are established in accordance with the shares held by companies outside the Group in the shareholders' equity of the subsidiaries.

Authorised capital of up to EUR 60,299 thousand is available with a time limit of 31 May 2009. New, no-par-value registered shares may be issued on one or more occasions for contributions in cash or kind. Of the total amount, up to EUR 1,000 thousand may be used to issue employee shares. In addition, conditional capital of up to EUR 48,500 thousand is available. It can be used to grant shares to holders of convertible and warrant bonds and has a time limit of 13 November 2007.

Consolidated statement of changes in shareholders' equity

30.9.2005

Figures in EUR thousand	Balance as at 1 January	Change in the current period less deferred taxes	Change in retained earnings	Group shareholders' equity	Minority interests	Group shareholders' equity incl. minority interests
Common shares	120 597	–	–	120 597		
Additional paid-in capital	724 562	–	–	724 562		
Cumulative comprehensive income	147 383	142 313	–	289 696		
Retained earnings	1 532 611	–	–	1 532 611		
Net income	–	–	61 936	61 936		
Dividends paid	–	–	(121 721)	(121 721)		
Other changes	–	–	429	429		
Total	2 525 153	142 313	(59 356)	2 608 110	544 641	3 152 751

30.9.2004[1)]

Figures in EUR thousand	Balance as at 1 January	Change in the current period less deferred taxes	Change in retained earnings	Group shareholders' equity	Minority interests	Group shareholders' equity incl. minority interests
Common shares	120 597	–	–	120 597		
Additional paid-in capital	724 562	–	–	724 562		
Cumulative comprehensive income	(202 761)	35 813	–	(166 948)		
Retained earnings	1 762 252	–	–	1 762 252		
Net income	–	–	191 108	191 108		
Dividends paid	–	–	(114 567)	(114 567)		
Other changes	–	–	(368)	(368)		
Total	2 404 650	35 813	76 173	2 516 636	529 334	3 045 970

1) Previous year's figures: US GAAP

4.4 Treasury shares

IAS 1 requires separate disclosure of treasury shares in shareholders' equity. By a resolution of the Annual General Meeting of Hannover Rückversicherung AG adopted on 14 June 2005, the company was authorised until 30 November 2006 to acquire treasury shares of up to 10% of the share capital existing on the date of the resolution. The company did not hold treasury shares at any time during the reporting period.

4.5 Earnings per share

Basic and diluted earnings per share for the quarter

	2005		2004 [1]	
	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.
Net income (in EUR thousand)	(184 220)	61 936	(20 362)	191 108
Weighted average of issued shares (number)	120 597 134	120 597 134	120 597 134	120 597 134
Basic earnings per share in EUR	(1.53)	0.51	(0.17)	1.58
Diluted earnings per share in EUR	–	–	–	–

[1] *Previous year's figures: US GAAP*

5. Other notes

5.1 Contingent liabilities

Hannover Re has secured by subordinated guarantee a subordinated debt in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance, Inc., Wilmington/USA. In February 2004 and May 2005 Hannover Re bought back portions of the subordinated debt in amounts of USD 370.0 million and USD 10.0 million respectively, leaving an amount of USD 20.0 million still secured by the guarantee.

In February 2004 we placed subordinated debt in the amount of EUR 750.0 million on the European capital markets through our subsidiary Hannover Finance (Luxembourg) S.A. Hannover Re has secured the debt by a subordinated guarantee.

In May 2005 Hannover Re issued further subordinated debt in the amount of EUR 500.0 million through its subsidiary Hannover Finance (Luxembourg) S.A. As part of the transaction, holders of Hannover Re's EUR 350.0 million subordinated debt placed in 2001 were offered an opportunity to exchange their existing issue for holdings in the new bond. Participation in the exchange was nominally EUR 211.9 million, corresponding to EUR 240.5 million of the new bond issue. The cash component of the new bond in the amount of nominally EUR 259.5 million was placed predominantly with institutional investors in Europe. Hannover Re has secured by subordinated guarantee both the debt issued in 2001, the bond volume of which now stands at EUR 138.1 million, and the debt issued this year in the amount of EUR 500.0 million.

The guarantees given by Hannover Re for the subordinated debts attach if the issuer in question fails to render payments due under the bonds. The guarantees cover the relevant bond volumes as well as interest due until the repayment dates. Given the fact that interest on the bonds is partly dependent on the capital market rates applicable at the interest payment dates (floating rates), the maximum undiscounted amounts that can be called cannot be estimated with sufficient accuracy. Hannover Re does not have any rights of recourse outside the Group with respect to the guarantee payments.

In July 2004 Hannover Re and the other shareholders sold the participation that they held through Willy Vogel Beteiligungsgesellschaft mbH in Willy Vogel AG. In order to secure the guarantees assumed under the purchase agreement, Hannover Re and the other shareholders jointly gave the purchaser a directly enforceable guarantee limited to a total amount of EUR 7.1 million. Furthermore, in the event of a

call being made on the guarantee Hannover Re and the other shareholders agreed that settlement would be based upon the ratio of participatory interests.

As security for our technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 2,318.9 million (31 December 2004: EUR 1,664.2 million). The securities held in the master trust are shown as available-for-sale investments.

As security for our technical liabilities, various financial institutions have furnished sureties for our company in the form of letters of credit. The total amount of the letters of credit as at the balance sheet date was EUR 2,567.7 million (31 December 2004: EUR 2,663.7 million).

Outstanding capital commitments with respect to special investments exist in the amount of EUR 72.8 million (31 December 2004: EUR 88.8 million) for E+S Rück AG and EUR 197.2 million (31 December 2004: EUR 232.4 million) for Hannover Re. These involve primarily private equity funds and venture capital firms.

Within the scope of a novation agreement regarding a life insurance contract we assumed contingent reinsurance commitments with respect to due date and amount. The financing phase was terminated effective 31 December 2004 as per the agreement. The level of Hannover Re's liability as at the date of novation (31 December 2011) in relation to future balance sheet dates may change due to fluctuations in the EURIBOR and discrepancies between the actual settlements and the projections. As at the balance sheet date the estimated amount of the reinsurance commitments remained unchanged at EUR 29.2 million.

5.2 Events subsequent to conclusion of the quarter

In the second half of October hurricane "Wilma" caused severe damage in Central and North America. Hannover Re anticipates a loss burden of EUR 150 million from this event in the fourth quarter.

Hannover Re

Karl-Wiechert-Allee 50
30625 Hannover
Germany
Telephone +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/Public Relations

Eric Schuh

Telephone +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
eric.schuh@hannover-re.com

Investor Relations

Gabriele Bödeker

Telephone +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com